UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36231

SCORPIO BULKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this report on Form 6-K is a letter sent to Monarch Alternative Capital LP dated November 2, 2015 on behalf of the independent directors of the Company's board of directors.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No.333-201354) initially filed with the Securities and Exchange Commission on January 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: November 2, 2015	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 99.1

November 2, 2015
Monarch Alternative Capital LP
535 Madison Avenue, 26th Floor
 New York, NY 10022
Attention:                          Mr. Michael A. Weinstock, CEO
Dear Michael:
I am writing to you on behalf of the independent directors of the Board of Scorpio Bulkers Inc. ("SALT") in response to your letter dated October 28, 2015.  We have carefully reviewed your letter and appreciate your continued interest in SALT.  While we disagree with the characterizations in your letter regarding the history of our discussions and our actions following receipt of your letter dated July 28, 2015 -- which we also carefully reviewed and responded to within a matter of days -- we nevertheless continue to hope we can have a constructive dialogue with you similar to what we enjoy with other current SALT shareholders.
With regard to your specific demand that we add to the Board the two candidates presented in your letter (or alternatively two employees of Monarch), I, as well as our financial advisor, recently informed you that the independent directors have retained a search firm to assist with identifying and vetting potential new board members.  Based on your suggestion, we asked the search firm to focus on candidates with corporate finance, m&a and governance backgrounds.  Given the input from other shareholders and consistent with corporate governance best practices, we elected to retain a firm rather than source and evaluate candidates on a one-off and unorganized manner.  As I mentioned to you previously, as did our financial advisor, we welcome candidate leads and will fully consider all well qualified prospects.  In this regard, please send me the contact details for your two candidates so we can begin a proper evaluation process with them.  As specified in our by-laws, the process of nominating new members to our Board is the responsibility of the Nominating and Corporate Governance Committee (the "Committee"), which is comprised entirely of independent directors, all duly elected previously by SALT shareholders.  The Committee intends to conduct a full and proper process to identify and ultimately appoint new members to the Board.  They are focused on what is in the best interests of SALT shareholders in aggregate, not simply what might serve the best interests of any single SALT shareholder.  I assume you understand that is our duty.
With regard to your other suggestions previously set forth in your July 28 letter or in discussions we've had over the last few months, I can confirm that each has been carefully considered and discussed by the independent directors in consultation with our legal and financial advisors.  As you are aware, SALT has been in negotiations with its lenders for several months regarding amendments to its credit facilities.  Strengthening the balance sheet has been a priority for SALT, as it has been for many others in the industry, especially as vessel values have fallen, yards are no longer willing to novate new build contracts and traditional financing is challenging.  We were happy to announce in our earnings report today that we reached an agreement with our lenders which provides critical amendments to our credit facilities and strengthens our financial position overall.  As you can appreciate, it would have been imprudent to take a number of the steps you previously outlined while those negotiations were on-going.  Moreover, your suggestion that the Board has been reluctant to respond or slow to act is misplaced and patently wrong.  Recall in previous discussions that you were unwilling to sign an NDA given your desire to continue trading in SALT shares, so consequently, our discussions with you have been necessarily limited in content.  This unfortunately has led you to think the worst which is far from the reality of the situation.  The Board, in fact, has been extremely active and fully engaged during this unprecedented time for the dry bulk end markets and related securities markets.  The successful result we achieved with our lenders is but one example of our concerted and well placed efforts.
In closing, I also can unequivocally confirm that the SALT Board regularly evaluates steps that can be taken to create value for our shareholders over the long run.  The steps we have evaluated and will continue to evaluate include many of the steps you have previously suggested.  Like you, we believe SALT stock is undervalued.  However, we must operate a complex, global business in a challenging climate rather than overly focus on the day to day movements in our stock price.  Importantly, we are entering a critical stage in SALT's evolution with significant vessel deliveries occurring in the next few months.  As always, we will continue to take those actions that we believe will enhance the long term value of SALT.
We look forward to continuing our discussions with you.

Very truly yours,

By:	/s/ E. Michael Steimler
Einar Michael Steimler, Board Member